SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                04 Febuary, 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

1.  Transaction in Own Shares announcement made on 22 January 2008
2.  Financial results restatement announcement made on 23 January 2008
3.  Transaction in Own Shares announcement made on 23 January 2008
4.  Transaction in Own Shares announcement made on 24 January 2008
5.  Transaction in Own Shares announcement made on 25 January 2008
6.  Transaction in Own Shares announcement made on 28 January 2008
7.  Transaction in Own Shares announcement made on 29 January 2008
8.  Transaction in Own Shares announcement made on 29 January 2008
9.  Transaction in Own Shares announcement made on 30 January 2008
10. Transaction in Own Shares announcement made on 31 January 2008
11. Total Voting Rights announcement made on 31 January 2008
12. BT acquires Fresca announcement made on 01 February 2008
13. Transaction in Own Shares made on 01 February 2008



Enclosure No.1

Tuesday 22 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 425,425 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 660,562,284 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,980,092,568.

The above figure (7,980,092,568) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                   = ends =



Enclosure No.2

DC08-31                                                               23 January
2008


CHANGE TO PRESENTATION OF BT'S FINANCIAL RESULTS FOLLOWING IMPLEMENTATION OF NEW
                            ORGANISATIONAL STRUCTURE


Key points:

   * Presentation of BT's financial results is being changed to reflect the implementation of its new organisational structure announced in April 2007.
   * New organisational structure provides greater visibility on end-to-end profitability of the lines of business.
   * As previously announced, results for third quarter 2007/08 and onwards will be reported under the new structure.
   * Historical results at BT group level and financial targets are unaffected by these changes.
   * BT continues to comply with the requirements of the regulatory
     Undertakings and obligations.


In April 2007, BT announced its plans to accelerate its transformation into a communications services company. Key to this acceleration is the creation of a new organisational structure that will enable the delivery of faster, more resilient and cost effective services to customers. BT moved to this new structure with effect from 1 October 2007 and, as a result, is changing the presentation of its financial results to reflect the impact of the transformation. As previously stated, BT's results for the third quarter of 2007/08, to be announced on 7 February 2008, and onwards will be reported under the new structure. Historical results at BT group level and financial targets are unaffected by these changes.

The new organisational structure is based around two new internal operating divisions, namely BT Design and BT Operate, which support the existing four customer-facing lines of business. BT Design is responsible for the design and development of services and BT Operate is responsible for their deployment and operation. The divisions will help BT deliver software driven products over next generation networks as well as drive the achievement of cost savings.

For comparative purposes, BT is today providing historical results for its lines of business for the 2006/07 financial year and for the first half of the 2007/08 financial year on a quarterly basis under the new structure. The main changes are that a significant amount of intra-group trading is removed and there is greater visibility on the end-to-end profitability of the lines of business downstream of Openreach. Trading between Openreach and other parts of the group is broadly unchanged.

The summary financial results for the 2006/07 financial year and for the first half of the 2007/08 financial year on a quarterly basis under the old and new structures, showing the adjustments, are attached at Appendix I.


An analysts' conference call and presentation by Phil Moses, Group Controller and Director of Investor Relations, will be held at 10:00 today and will be audiowebcast simultaneously on the BT website at www.btplc.com/investorcentre

Performance indicators updated to reflect the impact of the new organisational structure are also available on the BT website.


For further information

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: www.btplc.com/News

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt


APPENDIX I
Financial results 2006/07 - quarterly summary



                       Year ended 31 March 2007                     New reporting structure

Revenue         As reported    Adjustment    New reporting         Q1       Q2       Q3       Q4
                                               structure
                       GBPm          GBPm           GBPm         GBPm     GBPm     GBPm     GBPm
BT Global Services    9,106        (1,794)         7,312        1,714    1,725    1,848    2,025
BT Retail             8,414           (68)         8,346        2,054    2,061    2,108    2,123
BT Wholesale          7,584        (2,198)         5,386        1,328    1,362    1,361    1,335
Openreach             5,177            46          5,223        1,271    1,290    1,326    1,336
Other                    17             -             17            6        4        2        5
Intra-group trading (10,075)        4,014         (6,061)      (1,509)  (1,501)  (1,519)  (1,532)
                     -------     ---------       --------       ------   ------   ------   ------
       Total         20,223             -         20,223        4,864    4,941    5,126    5,292
                     =======     =========       ========       ======   ======   ======   ======


                       Year ended 31 March 2007                     New reporting structure
EBITDA before   As reported    Adjustment    New reporting         Q1       Q2       Q3       Q4
specific items                                 structure
and leaver
costs
                       GBPm          GBPm           GBPm         GBPm     GBPm     GBPm     GBPm
BT Global Services    1,020          (244)           776          162      169      175      270
BT Retail               869           512          1,381          300      358      360      363
BT Wholesale          1,961          (450)         1,511          383      376      379      373
Openreach             1,888            43          1,931          484      470      480      497
Other                    42           139            181           57       45       45       34
                      -------     ---------       --------      ------   ------   ------   ------
       Total          5,780             -          5,780        1,386    1,418    1,439    1,537
                      =======     =========       ========      ======   ======   ======   ======







                       Year ended 31 March 2007                     New reporting structure


Depreciation    As reported    Adjustment    New reporting         Q1       Q2       Q3       Q4
and                                            structure
amortisation
                       GBPm          GBPm           GBPm         GBPm     GBPm     GBPm     GBPm
BT Global Services      675           (10)           665          147      155      172      191
BT Retail               171           274            445          104      105      115      121
BT Wholesale          1,198          (290)           908          222      225      229      232
Openreach               707             -            707          175      178      177      177
Other                   169            26            195           55       40       48       52
                      -------     ---------       --------       ------   ------   ------   ------
       Total          2,920             -          2,920          703      703      741      773
                      =======     =========       ========       ======   ======   ======   ======

                       Year ended 31 March 2007                     New reporting structure
Operating       As reported    Adjustment    New reporting         Q1       Q2       Q3       Q4
profit before                                  structure
specific items
and leaver
costs
                       GBPm          GBPm           GBPm         GBPm     GBPm     GBPm     GBPm
BT Global Services      345          (234)           111           15       14        3       79
BT Retail               698           238            936          196      253      245      242
BT Wholesale            763          (160)           603          161      151      150      141
Openreach             1,181            43          1,224          309      292      303      320
Other                  (127)          113            (14)           2        5       (3)     (18)
                      -------     ---------       --------       ------   ------   ------   ------
       Total          2,860             -          2,860          683      715      698      764
                      =======     =========       ========       ======   ======   ======   ======







Financial results 2007/08 - quarterly summary



                    Half year ended 30 September 2007             New reporting structure


Revenue             As reported    Adjustment   New reporting           Q1             Q2
                                                structure
                         GBPm          GBPm          GBPm             GBPm           GBPm
BT Global Services      4,536          (838)        3,698            1,815          1,883
BT Retail               4,195           (22)        4,173            2,047          2,126
BT Wholesale            3,678        (1,104)        2,574            1,318          1,256
Openreach               2,614            14         2,628            1,321          1,307
Other                      12             -            12                7              5
Intra-group trading    (4,907)        1,950        (2,957)          (1,475)        (1,482)
                       -------      ---------      --------        ---------      ---------
         Total         10,128             -        10,128            5,033          5,095
                       =======      =========      ========        =========      =========


                    Half year ended 30 September 2007             New reporting structure
EBITDA before       As reported    Adjustment   New reporting           Q1             Q2
specific items                                  structure
and leaver
costs
                         GBPm          GBPm          GBPm             GBPm           GBPm
BT Global Services        479          (115)          364              178            186
BT Retail                 455           263           718              331            387
BT Wholesale              952          (215)          737              375            362
Openreach                 939            14           953              482            471
Other                      48            53           101               59             42
                        -------     ---------      --------        ---------      ---------
         Total          2,873             -         2,873            1,425          1,448
                        =======     =========      ========        =========      =========







                    Half year ended 30 September 2007             New reporting structure

Depreciation and    As reported    Adjustment   New reporting           Q1             Q2
amortisation                                    structure
                         GBPm          GBPm          GBPm             GBPm           GBPm
BT Global Services        339            11           350              171            179
BT Retail                  82           133           215              109            106
BT Wholesale              535          (116)          419              209            210
Openreach                 351             -           351              181            170
Other                      95           (28)           67               39             28
                        -------     ---------      --------        ---------      ---------
         Total          1,402             -         1,402              709            693
                        =======     =========      ========        =========      =========






                    Half year ended 30 September 2007             New reporting structure
Operating profit    As reported    Adjustment   New reporting           Q1             Q2
before specific                                 structure
items and leaver
costs
                         GBPm          GBPm          GBPm             GBPm           GBPm
BT Global Services        140          (126)           14                7              7
BT Retail                 373           130           503              222            281
BT Wholesale              417           (99)          318              166            152
Openreach                 588            14           602              301            301
Other                     (47)           81            34               20             14
                        -------     ---------      --------        ---------      ---------
         Total          1,471             -         1,471              716            755
                        =======     =========      ========        =========      =========







Internal revenue adjustment by line of business
2006/07 financial year
                                          As reported


              BT Global  BT Retail    BT Wholesale    Openreach     Other     Total
               Services
                 GBPm         GBPm            GBPm         GBPm      GBPm      GBPm
Internal
revenue
recorded by

BT Global Services  -          596             988           13        42     1,639
BT Retail         156            -             177           71        13       417
BT Wholesale    1,115        1,105               -        1,307         -     3,527
Openreach         441        2,517           1,499            -        35     4,492
               --------      -------        --------     --------  --------  --------
    Total       1,712        4,218           2,664        1,391        90    10,075
               ========      =======        ========     ========  ========  ========






                                          Adjustment



              BT Global  BT Retail    BT Wholesale    Openreach     Other     Total
               Services
                 GBPm         GBPm            GBPm         GBPm      GBPm      GBPm
Internal
revenue
recorded by

BT Global Services  -         -596            -988          -13       -42    -1,639
BT Retail         -25            -            -104          -69        27      -171
BT Wholesale   -1,115       -1,105               -          -30         -    -2,250
Openreach           -            -          -1,461            -     1,507        46
               --------      -------        --------     --------  --------  --------
    Total      -1,140       -1,701          -2,553         -112     1,492    -4,014
               ========      =======        ========     ========  ========  ========





                                    New reporting structure


              BT Global  BT Retail    BT Wholesale    Openreach     Other     Total
               Services
                 GBPm         GBPm            GBPm         GBPm      GBPm      GBPm
Internal
revenue
recorded by

BT Global           -            -               -            -         -         -
Services
BT Retail         131            -              73            2        40       246
BT Wholesale        -            -               -        1,277         -     1,277
Openreach         441        2,517              38            -     1,542     4,538
               --------      -------        --------     --------  --------  --------
    Total         572        2,517             111        1,279     1,582     6,061
               ========      =======        ========     ========  ========  ========






Internal revenue adjustment by line
of business
2007/08 half year

                                          As reported



              BT Global  BT Retail    BT Wholesale    Openreach     Other     Total
               Services
                 GBPm         GBPm            GBPm         GBPm      GBPm      GBPm
Internal
revenue
recorded by

BT Global           -          294             439            7        23       763
Services
BT Retail          91            -              74           39         3       207
BT Wholesale      555          563               -          628        -4     1,742
Openreach         210        1,224             744            -        17     2,195
               --------      -------        --------     --------  --------  --------
    Total         856        2,081           1,257          674        39     4,907
               ========      =======        ========     ========  ========  ========




                                          Adjustment

              BT Global  BT Retail    BT Wholesale    Openreach     Other     Total
               Services
                 GBPm         GBPm            GBPm         GBPm      GBPm      GBPm
Internal
revenue
recorded by

BT Global Services  -         -294            -439           -7       -23      -763
BT Retail         -12            -             -44          -38        18       -76
BT Wholesale     -555         -563               -          -11         4    -1,125
Openreach           -            -            -724            -       738        14
               --------      -------        --------     --------  --------  --------
    Total        -567         -857          -1,207          -56       737    -1,950
               ========      =======        ========     ========  ========  ========




                                    New reporting structure


              BT Global  BT Retail    BT Wholesale    Openreach     Other     Total
               Services
                 GBPm         GBPm            GBPm         GBPm      GBPm      GBPm
Internal
revenue
recorded by

BT Global Services  -            -               -            -         -         -
BT Retail          79            -              30            1        21       131
BT Wholesale        -            -               -          617         -       617
Openreach         210        1,224              20            -       755     2,209
               --------      -------        --------     --------  --------  --------
    Total         289        1,224              50          618       776     2,957
               ========      =======        ========     ========  ========  ========




Enclosures No.3

Wednesday 23 January 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 2,300,000 ordinary shares at a price of 248.24 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 663,789,085 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,976,865,767.

The above figure (7,976,865,767) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                = ends =



Enclosure No.4

Thursday 24 January 2008




                               BT GROUP PLC

           TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 515,149 ordinary shares at a price of 250.60 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 664,304,234 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,976,350,618.

The above figure (7,976,350,618) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =



Enclosure No.5

Friday 25 January 2008


BT GROUP PLC


TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 2,000,000 ordinary shares at a price of 256.61 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 666,304,234 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,974,350,618.


The above figure (7,974,350,618) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                   = ends =



Enclosure No.6

Monday 28 January 2008


                                BT GROUP PLC

          TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 1,112,405 ordinary shares at a price of 254.88 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 667,416,639 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,973,238,213.

The above figure (7,973,238,213) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                 = ends =



Enclosure No.7

Tuesday 29 January 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 244,951 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 667,171,688 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,973,483,164.


The above figure (7,973,483,164) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =



Enclosure No.8

Tuesday 29 January 2008



                                    BT GROUP PLC


              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 1,150,000 ordinary shares at a price of 257.70 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 668,321,688 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,972,333,164.

The above figure (7,972,333,164) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  = ends =



Enclosure No.9

Wednesday 30 January 2008


                                BT GROUP PLC

          TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley SecuritiesLimited 1,203,085 ordinary shares at a price of 257.6296 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 669,524,773 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,971,130,079.

The above figure (7,971,130,079) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                   = ends =



Enclosure No.10

Thursday 31 January 2008



                              BT GROUP PLC


      TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 1,185,983 ordinary shares at a price of 253.9676 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 670,710,756 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,969,944,096.

The above figure (7,969,944,096) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =



Enclosure No.11

Thursday 31 January 2008


                                  BT GROUP PLC


TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 31 January 2008, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 670,710,756 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,969,944,096.

The above figure (7,969,944,096) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                   -: Ends :-



Enclosure No.12

DC08-025                                                        1 February, 2008

                           BT ACQUIRES FRESCA LIMITED


BT today announced the acquisition of Fresca Limited, the specialist retail e-commerce service provider. The acquisition will significantly strengthen the e-commerce and IT integration capabilities of BT Expedite, the retail solutions division of BT, enabling it to provide a seamless multichannel shopping experience for retail customers.

Established in 2000 and headquartered in High Wycombe, Fresca provides fully managed and hosted e-commerce services to over 20 retailers and e-tailers such as Mosaic Fashions (whose brands include Oasis, Karen Millen, Warehouse, Shoe Studio, Principles and Coast), Thomas Pink, Great Little Trading Co., Habitat, Moss, Phase Eight, Whistles and Harvey Nichols.

The acquisition of Fresca will allow BT Expedite to offer a comprehensive e-commerce platform, highly customisable web store front and the flexible integration capabilities of its e-commerce engine. Fresca's domain expertise and complementary technologies will provide BT Expedite with the platform to deliver an integrated multichannel shopping experience to retailers and customers.

Helen Slaven, CEO of BT Expedite, said: "We are delighted with the acquisition of Fresca. Through its existing products Fresca gives BT Expedite a full suite of solutions to support multichannel retailing. Fresca brings to us a strong product set and one of the sector's leading experts in online retailing. We look forward to working with retailers as their multichannel strategies develop."

John Bovill, Group IT Director of Mosaic Fashions, commented: "We congratulate BT Expedite on their acquisition of Fresca. We have worked with both companies for several years as jointly they provide the solutions for our entire multichannel supply chain systems from sourcing to store and online. We look forward to working closely with them as we continue to strengthen our multichannel capability."


Sarah Hughes, MD of Fresca, said: "We are delighted to have been acquired by BT. From our earliest discussions with Helen and her colleagues at BT Expedite, the benefits of an acquisition by BT were clear for both our customers and employees. We look forward to working as part of BT in strengthening its e-commerce offering in the retail market."

BT is acquiring the shares in Fresca from the management and employees. The gross assets of the company as at 31 March 2007 were GBP0.85 million.

                                      Ends


Inquiries about this news release should be made to Gemma Thomas in the BT Press
                          Office on +44 (0) 7740145217



Notes to editors:

About Fresca

Fresca is the company behind many of the world's fastest-growing and most successful e-commerce websites.

Leading retailers such as Mosaic Fashions (Oasis, Karen Millen, Warehouse, Shoe Studio, Principles and Coast), Thomas Pink, Great Little Trading Co., Habitat, Moss, Phase Eight, Whistles and Harvey Nichols retain Fresca to operate their e-commerce websites, running their software and infrastructure on Fresca's commerce platform.

The Fresca commerce platform offers complete web-store flexibility.

Additionally, multichannel support is built-in, as are back-office systems for customer ordering, call-centre and fulfillment functionality. The platform is feature-rich and covers all key retail functions, including campaign and promotions management, catalogue management, trading analysis, and a highly developed content management system for "magazine-style" content. It integrates with leading web analytics and email campaigning software, and offers standards-based integration with merchandising, fulfillment and payment systems.

For more information visit www.btfresca.com


About BT Expedite

BT Expedite is the retail specialist division within BT. They provide best of breed solutions to enable today's multichannel retailer to thrive in today's competitive environment. Their solution set spans every area of retailing; planning, sourcing, merchandising, store, sales analytics and CRM, plus network infrastructure, hardware and professional service expertise.

For more information visit www.btexpedite.com



About BT


BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale. In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York. For more information, visit www.bt.com/aboutbt



Enclosure No.13

Friday 1 February 2008



BT GROUP PLC


TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 2,106,289 ordinary shares at a price of 264.6463 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 672,817,045 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,967,837,807.


The above figure (7,967,837,807) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 04 Febuary, 2008